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                                                                    Exhibit 99.6
F O R    I M M E D I A T E    R E L E A S E
                                                 March 11, 1998
                                                 For more information contact:
                                                 Erin Ibele - (419) 247-2800
                                                 Ed Lange - (419) 247-2800


                        HEALTH CARE REIT, INC. ANNOUNCES
                 SALE OF $100 MILLION OF SENIOR UNSECURED NOTES


Toledo, Ohio, March 11, 1998..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today the sale of $100 million of 7.625% senior unsecured notes due March 15, 2008. The notes are rated "Ba1" by Moody's Investors Service, "BBB-" by Standard & Poor's Corporation and "BBB-" by Duff & Phelps Credit Rating Co.

The net proceeds from the sale of the notes will be used to invest in additional health care property investments and repay borrowings under the company's revolving lines of credit arrangements.

BT Alex. Brown Incorporated is the lead manager of the underwriting group, and NationsBanc Montgomery Securities LLC and Salomon Smith Barney are the co-managers.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1997, the company had investments in 183 health care facilities in 29 states and had total assets of approximately $734 million.

     For more information on Health Care REIT, Inc., via facsimile at no cost, dial-1-800-PRO-INFO and enter the company code -- HCN.

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